

明珠興業集團有限公司
Pearl Oriental Holdings Ltd.

02 JAN 25 AM 8:03

By Airmail

9 October 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


02002730

Dear Sirs

SUPPL

Re: Pearl Oriental Holdings Limited
Rule 12g3-2(b) materials
File No. 82-4350

The following material is enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):-

1. Copy of the announcement dated 26 September 2001 on interim results for the six months period ended 30 June 2001; and

2. 2001 Interim Report.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that Pearl Oriental Holdings Limited is subject to the Exchange Act.

Yours faithfully
For and on behalf of
Pearl Oriental Holdings Limited

Stella Lo
Company Secretary
Encl.
w:\may\2001interim\sec-ltr/1

dlw 1/31

29 & 30/F, Pearl Oriental Centre,
200 Gloucester Road,
Wanchai, Hong Kong
Telephone: 2521 6262
Fax: 2537 1800

香港灣仔告士打道200號
明珠興業中心29至30樓
電話:2521 6262
圖文傳真:2537 1800



Pearl Oriental Holdings Limited
明珠興業集團有限公司

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

INTERIM RESULTS

The directors (the "Directors") of Pearl Oriental Holdings Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2001 together with the comparative figures for the corresponding previous period as follows:

	Notes	Six months ended 30 June 2001 HK$'000	2000 HK$'000
Turnover	3		
— Continuing operations		131,963	74,436
— Discontinued operations		940	7,520
		132,903	81,956
Cost of sales			
— Continuing operations		(114,071)	(79,961)
— Discontinued operations		(335)	(3,780)
		(114,406)	(83,741)
Gross profit/(loss)		18,497	(1,785)
Other revenue			
— Continuing operations		2,722	20,458
— Discontinued operations		531	7
		3,253	20,465
Selling and marketing expenses			
— Continuing operations		(4,076)	(2,650)
— Discontinued operations		—	(284)
		(4,076)	(2,934)
General and administrative expenses			
— Continuing operations		(44,011)	(63,575)
— Discontinued operations		(2,556)	(3,140)
		(46,567)	(66,715)
Other operating expenses			
— Continuing operations		(196,333)	(33,608)
— Discontinued operations		—	—
		(196,333)	(33,608)
Profit/(Loss) from operations	4		
— Continuing operations		(223,806)	(84,900)
— Discontinued operations		(1,420)	323

During the period, the Group was unable to repay interest and principal on bank borrowings when they fell due. As a consequence, the banks are entitled to demand immediate repayment of all the related borrowings. As at 30 June 2001, the total bank borrowings, including principal and interest, is approximately HK$1,397,020,000. The Group is negotiating with relevant banks in respect of a debt management exercise which includes a plan for orderly disposal of its property assets with a carrying value of approximately HK$2,028,003,000 as at 30 June 2001 and believes that the orderly disposal of properties as well as other investment assets will provide the Group with surplus cash after paying off the bank debts and that the future operations of the Group will be successful. Accordingly, the financial statements have been prepared on a going concern basis based on the assumption that the aforesaid events will occur. The validity of the assumption, however, is entirely dependent upon the occurrence of future events which remains uncertain as of the date of approval of the interim results.

3. **SEGMENTAL INFORMATION**

Analysis of turnover and contribution to loss before taxation by principal activity is as follows:

	Turnover Six months ended 30 June 2001 HK$'000	2000 HK$'000	Contribution to loss before taxation Six months ended 30 June 2001 HK$'000	2000 HK$'000
Continuing Operations:				
Property investment and development	11,699	37,548	(219,546)	(45,758)
Financial services, including money lending	7,301	7,948	(12,651)	(15,163)
Telecommunication services	99,958	13,989	(2,032)	(5,108)
Internet related services	13,005	14,951	(2,199)	(57,535)
	131,963	74,436	(236,428)	(123,564)
Discontinued Operations:				
Hotel operations	940	7,520	(5,516)	(4,029)
	132,903	81,956	(241,944)	(127,593)

Analysis of turnover and contribution to loss before taxation by geographical location is as follows:

	Turnover Six months ended 30 June 2001 HK$'000	2000 HK$'000	Contribution to loss before taxation Six months ended 30 June 2001 HK$'000	2000 HK$'000
Hong Kong	28,898	66,641	(241,142)	(80,369)
North America	96,656	11,837	85	(3,656)
Mainland China	7,349	3,478	(887)	(43,568)
	132,903	81,956	(241,944)	(127,593)

4. **PROFIT/(LOSS) FROM OPERATIONS**

Profit/(Loss) from operations has been arrived at after (charging)/crediting:

Business Overview

Despite there has been a gradual reduction of interest rate, the property market sentiment remained weak during the period under review. The Group has continued to readjust its investment strategy and restructure its business activities. Property disposal and rationalisation of the Internet and telecommunications investments became the prime task of the management team during the period.

The Group continued its property disposal program for the purpose of reducing bank debts and obtaining liquidity to run its daily operation. During the first six months of 2001, the Group disposed of interests in Pearl Seaview Hotel and Pearl Garden Hotel. The Hontalie Commercial Building which was a mortgaged loan asset under Margaux Finance Limited, a wholly owned financial arm of the Group, had also been sold. A residential unit in Shatin and the remaining units and car park spaces in Pearl Vista which is a residential development at Sheung Shui have been disposed of. Further to the disposal of 25th Floor of Pearl Oriental Centre, the property disposal program has continued subsequent to June 2001 with the 27th Floor of Pearl Oriental Centre disposed of in July.

As a continued effort to rationalise the Internet and telecommunications businesses, the Group has sold the investment in HKStock Limited and StockOnLine Corporation Limited in August this year further to suspension of a few non-profitable Internet portal operations in the PRC. Subsequently, the operation of the trunk radio fleet management company, Mobile One Limited, has also suspended. These move have avoided further draining of cash resources of the Group to non-profitable operations. On the other hand, the telecommunications business in North America continued to record growth in operating income in the first half of the year despite the severe telecommunication operating environment.

In July, the Group has resolved to appoint CCIF Corporate Advisory Services Limited as an independent financial adviser for the purpose of working out with the banks a debt management proposal to allow time for the Group to perform an orderly property disposal program to unwind the loans incurred with the bank creditors.

Prospect

The Directors with the assistance of the independent financial adviser is continuing discussion with the Group's bank creditors in respect of the debt management proposal which includes a plan to gradually dispose of its property assets. Disposal schemes on certain properties including some property tender exercises are now in progress and it is envisaged to see conclusion of the disposal transactions in the last quarter of the year. The Directors also prepare to dispose of those non-core investment assets to replenish cash for the Group's working capital.

The Directors are exploring opportunity to invite new investors to bring in new capital to the Company for the Group's future business development and repayment of the bank debts and interest.

Liquidity and Financial Resources

As at 30 June 2001, the Group's total liabilities were approximately HK$1,649 million. During the period, the Group has expedited the disposal of its properties in a bid to reduce its bank debts. The property disposal exercise mentioned above had reduced the total bank indebtedness from approximately HK$1,612 million as at 31 December 2000 to approximately HK$1,397 million as at 30 June 2001 and

	Notes		
— Continuing operations		(4,076)	(2,650)
— Discontinued operations		—	(284)
		(4,076)	(2,934)
General and administrative expenses			
— Continuing operations		(44,011)	(63,575)
— Discontinued operations		(2,556)	(3,140)
		(46,567)	(66,715)
Other operating expenses			
— Continuing operations		(196,333)	(33,608)
— Discontinued operations		—	—
		(196,333)	(33,608)
Profit/(Loss) from operations	4		
— Continuing operations		(223,806)	(84,900)
— Discontinued operations		(1,420)	323
		(225,226)	(84,577)
Finance cost			
— Continuing operations		(11,286)	(18,551)
— Discontinued operations		(4,096)	(4,352)
		(15,382)	(22,903)
Share of loss of associates		(1,336)	(20,113)
Loss before taxation			
— Continuing operations		(236,428)	(123,564)
— Discontinued operations		(5,516)	(4,029)
		(241,944)	(127,593)
Taxation	5	(103)	—
Loss after taxation but before minority interests		(242,047)	(127,593)
Minority interests		(1,465)	2,440
Loss attributable to shareholders		(243,512)	(125,153)
Loss per share — Basic	6	(1.81) cents	(0.93) cents

Notes:

1. **DISCONTINUED OPERATIONS**

In October 2000, the Group entered into an agreement to dispose of its 100% equity interest in Aniwell Investments Limited, which is engaged in hotel operations, for a consideration of HK$100,000,000. Completion of the transaction took place on 29 January 2001. Thereafter, the Group ceased its hotel operating business. The results of Aniwell Investments Limited are presented as discontinued operations in the consolidated income statement for the six months ended 30 June 2001. The consolidated income statement for the six months ended 30 June 2000 has been restated to present the results of Aniwell Investments Limited as discontinued operations.

2. **BASIS OF PRESENTATION**

The interim results are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2000 except changes in the accounting policy for goodwill. Previously goodwill arising on the acquisition of subsidiaries and associates was directly written off to retained profits/accumulated losses in the year of acquisition. In accordance with SSAP No. 30 "Business Combinations", which becomes effective from 1 January 2001, goodwill arising from acquisitions is capitalized and is amortised to the income statement on a straight-line basis over its estimated economic life. Any impairment of the goodwill will be recognized as an expense in the income statement when there is an indication that an impairment loss exists. The Directors considered that goodwill previously charged to retained profits/accumulated losses prior to 1 January 2001 were fully impaired in the year it arose. Accordingly, goodwill of approximately HK$25,608,000 arising from acquisitions of subsidiaries during the six months ended 30 June 2000 is restated as other operating expenses. The loss per share for the same period is also restated to this effect. This restatement does not have any impact on the Group's results for the six months ended 30 June 2001 and the Group's net assets as at the current or pervious period end.

Operations:				
Hotel operations	940	7,520	(5,516)	(4,029)
	132,903	81,956	(241,944)	(127,593)

Analysis of turnover and contribution to loss before taxation by geographical location is as follows:

	Turnover Six months ended 30 June 2001 HK$'000	2000 HK$'000	Contribution to loss before taxation Six months ended 30 June 2001 HK$'000	2000 HK$'000
Hong Kong	28,898	66,641	(241,142)	(80,369)
North America	96,656	11,837	85	(3,656)
Mainland China	7,349	3,478	(887)	(43,568)
	132,903	81,956	(241,944)	(127,593)

4. **PROFIT/(LOSS) FROM OPERATIONS**

Profit/(Loss) from operations has been arrived at after (charging)/crediting:

	2001 HK$'000	2000 HK$'000
Continuing Operations:		
Provision for impairment in value of investment properties	(34,200)	(8,000)
Provision for impairment in value of development properties	(147,563)	—
Provision for impairment in goodwill arising from acquisitions of subsidiaries	—	(25,608)
Recovery of loan receivable where provision had been made previously	—	5,000
Recovery of deposit paid on acquisition of a property where provision had been made previously	—	5,000
Unrealised holding loss on investment in securities	—	(1,900)
Gain on disposal of investment in securities	—	11,199
Provision for impairment in value of long-term investment	(12,850)	—
Provision for advances to an associate	(1,720)	—
Interest income	1,091	609
Cost of goods sold	(25)	(37)
Depreciation	(7,592)	(1,727)
Discontinued Operations:		
Interest income	518	7
Cost of goods sold	(7)	(84)
Depreciation	(43)	(325)

5. **TAXATION**

	2001 HK$'000	2000 HK$'000
Taxation consisted of:		
Current taxation		
Provision for overseas profits tax	103	—

The Company is exempted from taxation in Bermuda until 2016. No Hong Kong profits tax was provided as there was no assessable profit arising in or derived from Hong Kong during the period (2000 — Nil). Overseas taxation was provided by subsidiaries operating overseas that had estimated taxable income during the period (2000 — Nil).

6. **LOSS PER SHARE**

The calculation of basic loss per share for the six months ended 30 June 2001 was based on the consolidated loss attributable to shareholders of approximately HK$243,512,000 (2000 — HK$125,153,000) and on the weighted average number of approximately 13,418,040,000 shares (2000 — 13,388,630,000 shares) in issue during the period.

No diluted loss per share is presented as the outstanding share options were anti-dilutive.

7. **DIVIDEND**

The Directors have resolved not to declare any interim dividend (2000 — Nil).

MANAGEMENT DISCUSSION & ANALYSIS

Financial Results

The turnover of the Group for the first half of the year amounted to approximately HK$132.9 million. Disposal of properties and rental income accounted for approximately HK$11.7 million to the turnover while the telecommunications business contributed a satisfactory increased turnover of about HK$99.96 million. The substantial interest burden and provision for impairment in value of investment properties and properties under development of HK$194.61 million constituted the major loss factors. The loss attributable to shareholders for the six months ended 30 June 2001 was HK$243.51 million representing a loss per share of HK1.81 cents.

Prospect

The Directors with the assistance of the independent financial adviser is continuing discussion with the Group's bank creditors in respect of the debt management proposal which includes a plan to gradually dispose of its property assets. Disposal schemes on certain properties including some property tender exercises are now in progress and it is envisaged to see conclusion of the disposal transactions in the last quarter of the year. The Directors also prepare to dispose of those non-core investment assets to replenish cash for the Group's working capital.

The Directors are exploring opportunity to invite new investors to bring in new capital to the Company for the Group's future business development and repayment of the bank debts and interest.

Liquidity and Financial Resources

As at 30 June 2001, the Group's total liabilities were approximately HK$1,649 million. During the period, the Group has expedited the disposal of its properties in a bid to reduce its bank debts. The property disposal exercise mentioned above had reduced the total bank indebtedness from approximately HK$1,612 million as at 31 December 2000 to approximately HK$1,397 million as at 30 June 2001 and approximately HK$1,355 million as at 31 August 2001. As at 30 June 2001, the gearing ratio of the Group, calculated as total bank debts divided by total assets, was approximately 65%.

The bank borrowings are mainly made in Hong Kong Dollars with a minority portion denominated in United States Dollars. Foreign exchange exposure did not pose a significant risk to the Group thus no hedging transaction was entered into.

Cash at bank and on hand as at 30 June 2001 was HK$9.82 million. Working capital of the Group was mainly sourced from proceeds from the disposal of assets and rental income during the period.

Capital Structure

There had been no material change in capital structure of the Group from the information in the latest published annual report.

Pledges of Assets

The Group has pledged its properties with an aggregate book value of HK$2,026 million to secure bank overdrafts and loans. However, force sale of the properties, especially under the current volatile market situation with international peace in hazard, will impair the market value of the Group's property portfolio as a whole.

Employees

As at 30 June 2001, the total number of employees of the Group was approximately 390 located in Hong Kong, North America and the PRC. The Group continues to reward its staff with a reasonable remuneration package which includes medical insurance, retirement benefit and an employee share option scheme. There is no material change to the staff policy and benefits as compared to the information in the latest published annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2001.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has during the period complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions set out in the Company's Bye-laws.

AUDIT COMMITTEE

The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including review of the unaudited interim results for the six months ended 30 June 2001 of the Company presented herein.

PUBLICATION OF FINANCIAL INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All information required by paragraph 46(1) to (6) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
Wong Kwan
Chairman & Chief Executive

Hong Kong, 26 September 2001



明珠興業集團有限公司
Pearl Oriental Holdings Limited



2001 INTERIM REPORT
中期業績報告

明珠興業集團有限公司(「本公司」)之董事(「董事」)現宣佈本公司及其附屬公司(「本集團」)截至二零零一年六月三十日止六個月之未經審核綜合中期業績,連同上年同期比較數字或於二零零零年十二月三十一日經審核比較數字如下:

The directors (the "Directors") of Pearl Oriental Holdings Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2001 together with the comparative figures for the corresponding previous period or the audited comparative figures at 31 December 2000 as follows:

綜合收益表

CONSOLIDATED INCOME STATEMENT

			截至六月三十日止六個月 Six months ended 30 June	
			二零零一年 2001	二零零零年 2000 重列 Restated
		附註 Note	千港元 HK$'000	千港元 HK$'000
營業額	Turnover	3		
— 持續經營業務	— Continuing operations		**131,963**	74,436
— 已終止經營業務	— Discontinued operations		**940**	7,520
			132,903	81,956
銷售成本	Cost of sales			
— 持續經營業務	— Continuing operations		**(114,071)**	(79,961)
— 已終止經營業務	— Discontinued operations		**(335)**	(3,780)
			(114,406)	(83,741)
毛利/(毛損)	Gross profit/(loss)		**18,497**	(1,785)
其他收入	Other revenue			
— 持續經營業務	— Continuing operations		**2,722**	20,458
— 已終止經營業務	— Discontinued operations		**531**	7
			3,253	20,465
銷售及市場推廣開支	Selling and marketing expenses			
— 持續經營業務	— Continuing operations		**(4,076)**	(2,650)
— 已終止經營業務	— Discontinued operations		**—**	(284)
			(4,076)	(2,934)
一般及行政開支	General and administrative expenses			
— 持續經營業務	— Continuing operations		**(44,011)**	(63,575)
— 已終止經營業務	— Discontinued operations		**(2,556)**	(3,140)
			(46,567)	(66,715)
其他營運開支	Other operating expenses			
— 持續經營業務	— Continuing operations		**(196,333)**	(33,608)
— 已終止經營業務	— Discontinued operations		**—**	—
			(196,333)	(33,608)
經營溢利/(虧損)	Profit/(Loss) from operations	4		
— 持續經營業務	— Continuing operations		**(223,806)**	(84,900)
— 已終止經營業務	— Discontinued operations		**(1,420)**	323
			(225,226)	(84,577)
財務成本	Finance cost			
— 持續經營業務	— Continuing operations		**(11,286)**	(18,551)
— 已終止經營業務	— Discontinued operations		**(4,096)**	(4,352)
			(15,382)	(22,903)
應佔聯營公司虧損	Share of loss of associates		**(1,336)**	(20,113)
除稅前虧損	Loss before taxation			
— 持續經營業務	— Continuing operations		**(236,428)**	(123,564)
— 已終止經營業務	— Discontinued operations		**(5,516)**	(4,029)
			(241,944)	(127,593)
稅項	Taxation	5	**(103)**	—
除稅後及未計少數股東權益前虧損	Loss after taxation but before minority interests		**(242,047)**	(127,593)
少數股東權益	Minority interests		**(1,465)**	2,440
股東應佔虧損	Loss attributable to shareholders		**(243,512)**	(125,153)
每股虧損 — 基本	Loss per share — Basic	6	**(1.81) cents**	(0.93) cents

綜合已確認損益表

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

			截至六月三十日止六個月 Six months ended 30 June	
			二零零一年 **2001**	二零零零年 2000 重列 Restated
		附註 Note	千港元 **HK$'000**	千港元 HK$'000
未於綜合收益表確認之收益/(虧損)淨值 —	Net gain/(loss) not recognised in the consolidated income statement —			
換算調整	Translation adjustments		**(193)**	204
股東應佔虧損 —	Loss attributable to shareholders —			
如前所呈報	As previously reported		**(243,512)**	(99,545)
因更改商譽之會計政策而產生之前期調整	Prior period adjustment arising from change in accounting policy for goodwill	2	**—**	(25,608)
			(243,512)	(125,153)
已確認虧損	Total recognised losses		**(243,705)**	(124,949)

綜合資產負債表

CONSOLIDATED BALANCE SHEET

		附註 Note	於六月三十日 As at 30 June 二零零一年 2001 未經審核 Unaudited 千港元 HK$'000	於十二月三十一日 As at 31 December 二零零零年 2000 經審核 Audited 千港元 HK$'000
非流動資產	NON-CURRENT ASSETS			
物業及設備	Properties and equipment		**93,298**	198,987
投資物業	Investment properties		**432,950**	467,150
發展物業	Development properties		**320,000**	320,000
於聯營公司之投資	Investment in associates		**939**	847
長期投資	Long-term investment		**5,000**	18,000
證券投資	Investment in securities		**93**	93
非流動資產總額	Total non-current assets		**852,280**	1,005,077
流動資產	CURRENT ASSETS			
發展物業	Development properties		**1,200,000**	1,280,000
落成待售物業	Completed properties for sale		**5,247**	13,000
存貨	Inventories		**1,193**	1,607
應收賬款	Trade receivables	8	**27,626**	16,527
預付款項及按金	Prepayments and deposits		**11,375**	12,928
應收貸款及其他應收款項	Loans and other receivables		**29,531**	313,681
現金及銀行結存	Cash and bank deposits		**9,817**	18,343
流動資產總額	Total current assets		**1,284,789**	1,656,086
流動負債	CURRENT LIABILITIES			
短期銀行貸款	Short-term bank borrowings		**(1,273,666)**	(1,535,953)
應付利息	Interest payable		**(123,354)**	(76,402)
應付賬款	Trade payables	9	**(98,192)**	(91,431)
遞延收入及客戶按金	Deferred income and deposits from customers		**(16,486)**	(85,021)
應計負債及其他應付款項	Accrued liabilities and other payables		**(16,471)**	(16,159)
應付董事款項	Due to a director		**(90,955)**	(91,882)
應付關連公司款項	Due to related companies		**(4,061)**	(8,933)
應付税項	Taxation payable		**(13,837)**	(13,872)
流動負債總額	Total current liabilities		**(1,637,022)**	(1,919,653)
流動負債淨額	Net current liabilities		**(352,233)**	(263,567)
總資產減流動負債	Total assets less current liabilities		**500,047**	741,510
少數股東權益	MINORITY INTERESTS		**(12,095)**	(9,853)
資產淨值	Net assets		**487,952**	731,657
代表：	Represented by:			
股本	Share capital		**1,341,804**	1,341,804
儲備	Reserves	10	**971,714**	971,714
累積換算調整	Cumulative translation adjustments		**(22)**	171
累積虧損	Accumulated deficit		**(1,825,544)**	(1,582,032)
			487,952	731,657

綜合現金流動表 CONSOLIDATED CASH FLOW STATEMENT

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000
經營業務之現金流入淨額	Net cash inflow from operating activities	**209,910**	26,361
投資回報及融資費用之現金流出淨額	Net cash outflow from returns on investments and servicing of finance	**(27,246)**	(60,675)
(已付)/退還稅項	Tax (paid)/refund	**(138)**	2,932
投資業務之現金流入/(流出)淨額	Net cash inflow/(outflow) from investing activities	**71,385**	(40,687)
融資業務前之現金流入/(流出)淨額	Net cash inflow/(outflow) before financing activities	**253,911**	(72,069)
融資業務之現金流出淨額	Net cash outflow from financing activities	**(257,418)**	(2,075)
現金及現金等值項目之減少	Decrease in cash and cash equivalents	**(3,507)**	(74,144)
期初之現金及現金等值項目	Cash and cash equivalents, beginning of period	**(2,334)**	54,375
期終之現金及現金等值項目	Cash and cash equivalents, end of period	**(5,841)**	(19,769)
現金及現金等值項目之結存分析	Analysis of the balances of cash and cash equivalents		
— 現金及銀行存款	— Cash and bank balances	**9,817**	8,680
— 銀行透支	— Bank overdrafts	**(15,658)**	(28,449)
		(5,841)	(19,769)

財務報表附註

NOTES TO THE FINANCIAL STATEMENTS

一、終止經營業務

於二零零零年十月，本集團簽訂一項買賣協議出售安鴻投資有限公司之100%股東權益，代價為100,000,000港元，安鴻投資有限公司之主要業務為酒店經營。此項交易已於二零零一年一月二十九日完成。此後，本集團已終止其酒店經營業務。安鴻投資有限公司之業績於截至二零零一年六月三十日止六個月之綜合收益表中列作已終止經營業務。截至二零零零年六月三十日止六個月之綜合收益表中已重列安鴻投資有限公司之業績為已終止經營業務。

1. Discontinued Operations

In October 2000, the Group entered into an agreement to dispose of its 100% equity interest in Aniwell Investments Limited, which is engaged in hotel operations, for a consideration of HK$100,000,000. Completion of the transaction took place on 29 January 2001. Thereafter, the Group ceased its hotel operating business. The results of Aniwell Investments Limited are presented as discontinued operations in the consolidated income statement for the six months ended 30 June 2001. The consolidated income statement for the six months ended 30 June 2000 has been restated to present the results of Aniwell Investments Limited as discontinued operations.

二、編製基準

中期業績乃根據香港會計師公會頒佈的會計實務準則(「會計實務準則」)第25號所定義之「中期業績報告」及香港聯合交易所有限公司(「聯交所」)上市規則(「上市規則」)之披露規定編製。除就商譽之會計政策有所改變外，所採用之會計政策與本集團於二零零零年十二月三十一日止年度之財務報表沿用之會計政策一致。收購附屬及聯營公司產生之商譽以往乃於收購年度在保留溢利／累積虧損內直接撤銷。根據會計實務準則第30號「商業合併」所規定，商譽須撥作資本，並於其估計可用年期內按直線基準攤銷。如有跡象顯示減值虧損出現，則任何商譽減值將於收益表中確認為支出。董事認為二零零一年一月一日以前在保留溢利撇銷之商譽已被視為完全減值。有鑑於此，於二零零零年六月三十日止六個月內因收購附屬公司而產生之商譽約25,608,000港元已重列為其他營運開支。於同期之每股虧損亦因此而重列。重列後對本集團截至二零零一年六月三十日止六個月之業績及本集團於此或之前期間止之資產淨值並無影響。

2. Basis of Presentation

The interim results are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2000 except changes in the accounting policy for goodwill. Previously goodwill arising on the acquisition of subsidiaries and associates was directly written off to retained profits/accumulated losses in the year of acquisition. In accordance with SSAP No. 30 "Business Combinations", which becomes effective from 1 January 2001, goodwill arising from acquisitions is capitalised and is amortised to the income statement on a straight-line basis over its estimated economic life. Any impairment of the goodwill will be recognised as an expense in the income statement when there is an indication that an impairment loss exists. The Directors considered that goodwill previously charged to retained profits/accumulated losses prior to 1 January 2001 were fully impaired in the year it arose. Accordingly, goodwill of approximately HK$25,608,000 arising from acquisitions of subsidiaries during the six months ended 30 June 2000 is restated as other operating expenses. The loss per share for the same period is also restated to this effect. This restatement does not have any impact on the Group's results for the six months ended 30 June 2001 and the Group's net assets as at the current or pervious period end.

財務報表附註

NOTES TO THE FINANCIAL STATEMENTS

於此期間，本集團未能於到期日償還銀行借貸之本金及利息，因此，銀行有權要求即時清還銀行借貸之本金及利息。於二零零一年六月三十日，包括本金及利息之銀行借貸共約1,397,020,000港元。本集團正就包括有秩序出售於二零零一年六月三十日賬面價值約2,028,003,000港元物業資產之債務管理計劃與有關銀行進行商討，本集團相信有秩序出售物業及其他投資資產以償還銀行貸款後，將為集團提供剩餘現金，本集團可順利營運。有鑑於此，假設上述事件將發生，財務報表乃以持續經營基準編製；然而，上述假設是否有效，完全視乎未來事件能否發生而定，但於中期業績通過之日仍未明朗。

During the period, the Group was unable to repay interest and principal on bank borrowings when they fell due. As a consequence, the banks are entitled to demand immediate repayment of all the related borrowings. As at 30 June 2001, the total bank borrowings, including principal and interest, was approximately HK$1,397,020,000. The Group is negotiating with relevant banks in respect of a debt management exercise which includes a plan for orderly disposal of its property assets with a carrying value of approximately HK$2,028,003,000 as at 30 June 2001 and believes that the orderly disposal of properties as well as other investment assets will provide the Group with surplus cash after paying off the bank debts and that the future operations of the Group will be successful. Accordingly, the financial statements have been prepared on a going concern basis based on the assumption that the aforesaid events will occur. The validity of the assumption, however, is entirely dependent upon the occurrence of future events which remains uncertain as of the date of approval of the interim results.

三、分類資料

3. Segmental Information

營業額及除稅前經營虧損按主要業務分析如下：

Analysis of turnover and contribution to loss before taxation by principal activity is as follows:

		營業額 Turnover		除稅前經營虧損 Contribution to loss before taxation	
		截至六月三十日止六個月 Six months ended 30 June		截至六月三十日止六個月 Six months ended 30 June	
		二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000	**二零零一年 2001 千港元 HK$'000**	二零零零年 2000 千港元 HK$'000
持續經營業務：	Continuing Operations:				
物業投資及發展	Property investment and development	**11,699**	37,548	**(219,546)**	(45,758)
金融服務，包括放款	Financial services, including money lending	**7,301**	7,948	**(12,651)**	(15,163)
電訊業務	Telecommunication services	**99,958**	13,989	**(2,032)**	(5,108)
與互聯網相關之業務	Internet related services	**13,005**	14,951	**(2,199)**	(57,535)
		131,963	74,436	**(236,428)**	(123,564)
已終止經營業務：	Discontinued Operations:				
酒店營運	Hotel operations	**940**	7,520	**(5,516)**	(4,029)
		132,903	81,956	**(241,944)**	(127,593)

營業額及除稅前經營虧損按地區分析如下：

Analysis of turnover and contribution to loss before taxation by geographical location is as follows:

		營業額 Turnover 截至六月三十日止六個月 Six months ended 30 June		除稅前經營虧損 Contribution to loss before taxation 截至六月三十日止六個月 Six months ended 30 June	
		二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000
香港	Hong Kong	**28,898**	66,641	**(241,142)**	(80,369)
北美洲	North America	**96,656**	11,837	**85**	(3,656)
中國大陸	Mainland China	**7,349**	3,478	**(887)**	(43,568)
		132,903	81,956	**(241,944)**	(127,593)

四、經營溢利／(虧損)

4. Profit/(Loss) from Operations

經營溢利／(虧損)已經計入／(扣除)下列各項：

Profit/(Loss) from operations has been arrived at after (charging)/crediting:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000
持續經營業務：	Continuing Operations:		
投資物業之減值撥備	Provision for impairment in value of investment properties	**(34,200)**	(8,000)
發展物業之減值撥備	Provision for impairment in value of development properties	**(147,563)**	—
收購附屬公司產生之商譽之減值撥備	Provision for impairment in goodwill arising from acquisitions of subsidiaries	**—**	(25,608)
撥回應收貸款之撥備	Recovery of loan receivable where provision had been made previously	**—**	5,000
撥回收購物業時已繳付之按金之撥備	Recovery of deposit paid on acquisition of a property where provision had been made previously	**—**	5,000
投資證券之未變現虧損	Unrealised holding loss on investment in securities	**—**	(1,900)
出售投資證券之溢利	Gain on disposal of investment in securities	**—**	11,199
長期投資之減值撥備	Provision for impairment in value of long-term investment	**(12,850)**	—
向聯營公司提供墊款之撥備	Provision for advances to an associate	**(1,720)**	—
利息收入	Interest income	**1,091**	609
售貨成本	Cost of goods sold	**(25)**	(37)
折舊	Depreciation	**(7,592)**	(1,727)
已終止經營業務：	Discontinued Operations:		
利息收入	Interest income	**518**	7
售貨成本	Cost of goods sold	**(7)**	(84)
折舊	Depreciation	**(43)**	(325)

財務報表附註
NOTES TO THE FINANCIAL STATEMENTS

五、稅項
5. Taxation

		截至六月三十日止六個月 Six months ended 30 June	
		二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000
稅項包括：	Taxation consisted of:		
本期稅項	Current taxation		
海外利得稅撥備	Provision for overseas profits tax	**103**	—

本公司於百慕達之稅項豁免期至2016年。因並無在香港產生應課稅溢利，故無須提撥香港利得稅撥備(二零零零年：無)。海外利得稅撥備乃本集團經營之附屬公司按期內預算產生之應課稅溢利計算(二零零零年：無)。

The Company is exempted from taxation in Bermuda until 2016. No Hong Kong profits tax was provided as there was no assessable profit arising in or derived from Hong Kong during the period (2000 — Nil). Overseas taxation was provided by subsidiaries operating overseas that had estimated taxable income during the period (2000 — Nil).

六、每股虧損
6. Loss Per Share

截至二零零一年六月三十日止六個月之每股基本虧損按本期間股東應佔綜合虧損約243,512,000港元(二零零零年：125,153,000港元)及本期間內已發行股份之加權平均數約13,418,040,000股(二零零零年：13,388,630,000股)計算。

The calculation of basic loss per share for the six months ended 30 June 2001 was based on the consolidated loss attributable to shareholders of approximately HK$243,512,000 (2000 — HK$125,153,000) and on the weighted average number of approximately 13,418,040,000 shares (2000 — 13,388,630,000 shares) in issue during the period.

因未認購之購股權只產生反攤薄影響，故並未呈列每股攤薄虧損。

No diluted loss per share is presented as the outstanding share options were anti-dilutive.

七、股息
7. Dividend

董事議決不派發中期股息(二零零零年：無)。

The Directors have resolved not to declare any interim dividend (2000 — Nil).

八、應收賬款

8. Trade Receivables

本集團保持既定之信貸政策予其客戶。應收賬款按賬齡分析如下：

The Group maintains a defined credit policy for its trade debtors. The aging analysis of trade receivables is as follows:

		於六月三十日 As at 30 June 二零零一年 2001 千港元 HK$'000	於十二月三十一日 As at 31 December 二零零零年 2000 千港元 HK$'000
0至1個月	0 to 1 month	**13,333**	11,885
1至2個月	1 to 2 months	**2,291**	2,273
2至3個月	2 to 3 months	**1,616**	506
超過3個月	Over 3 months	**10,386**	1,863
		27,626	16,527

九、應付賬款

9. Trade Payables

應付賬款按賬齡分析如下：

The aging analysis of trade payables is as follows:

		於六月三十日 As at 30 June 二零零一年 2001 千港元 HK$'000	於十二月三十一日 As at 31 December 二零零零年 2000 千港元 HK$'000
0至1個月	0 to 1 month	**45,327**	10,386
1至2個月	1 to 2 months	**11,891**	12,032
2至3個月	2 to 3 months	**8,642**	11,488
超過3個月	Over 3 months	**32,332**	57,525
		98,192	91,431

十、儲備

10. Reserves

儲備於期內並未有任何變動。

There is no movement in reserves during the period.

管理討論及分析

MANAGEMENT DISCUSSION & ANALYSIS

財務業績

集團上半年之營業額約1億3,290萬港元，其中出售物業及租金收益約為1,170萬港元，電訊科技業務營業額則獲大幅增長至約9,996萬港元。經營虧損主要因素是承擔重大利息開支及為集團之投資及發展中物業組合預提撥備約1億9,461萬港元，致令上半年度股東應佔虧損達2億4,351萬港元，每股虧損1.81仙。

FINANCIAL RESULTS

The turnover of the Group for the first half of the year amounted to approximately HK$132.9 million. Disposal of properties and rental income accounted for approximately HK$11.7 million to the turnover while the telecommunications business contributed to a satisfactory increased turnover of about HK$99.96 million. The substantial interest burden and provision for impairment in value of investment properties and properties under development of HK$194.61 million constituted the major loss factors. The loss attributable to shareholders for the six months ended 30 June 2001 was HK$243.51 million representing a loss per share of 1.81 cents.

業務回顧

儘管利率持續下調，地產市場氣氛於回顧期內仍然疲弱。本集團繼續調整其投資策略及重組其業務運作。出售地產項目及重整互聯網及電訊方面之投資乃管理層於此期間之首要任務。

本集團仍以減少銀行負債及索取流動資金以應付日常運作為目標，繼續實施出售物業方案。於二零零一年首六個月，本集團已出售明珠海景酒店及明珠花園酒店之權益。本集團之全資附屬財務機構瑪高財務有限公司之抵押貸款資產「康達理商業大廈」亦已售出。其他售出項目包括一位於沙田之住宅單位及上水之住宅發展項目「明珠華軒」之剩餘單位及車位。繼售出明珠興業中心二十五樓，出售物業方案於六月份後仍繼續，明珠興業中心二十七樓亦於七月份售出。

BUSINESS OVERVIEW

Despite there has been a gradual reduction of interest rate, the property market sentiment remained weak during the period under review. The Group has continued to readjust its investment strategy and restructure its business activities. Property disposal and rationalisation of the Internet and telecommunications investments became the prime task of the management team during the period.

The Group continued its property disposal program for the purpose of reducing bank debts and obtaining liquidity to run its daily operation. During the first six months of 2001, the Group disposed of interests in Pearl Seaview Hotel and Pearl Garden Hotel. The Hontalie Commercial Building which was a mortgaged loan asset under Margaux Finance Limited, a wholly owned financial arm of the Group, had also been sold. A residential unit in Shatin and the remaining units and car park spaces in Pearl Vista which is a residential development at Sheung Shui have been disposed of. Further to the disposal of 25th Floor of Pearl Oriental Centre, the property disposal program has continued subsequent to June 2001 with the 27th Floor of Pearl Oriental Centre disposed of in July.

本集團仍致力重整其互聯網及電訊業務，除關閉國內幾個沒有營利之互聯網站業務外，本集團亦於本年八月成功出售於股壇追擊有限公司及大中華交易網有限公司之投資。提供集羣通訊管理服務之捷達訊幹線服務有限公司已暫停營業。此舉避免本集團繼續消耗現金資源經營沒有營利之業務。

As a continued effort to rationalise the Internet and telecommunications businesses, the Group has sold the investment in HKStock Limited and StockOnLine Corporation Limited in August this year further to suspension of a few non-profitable Internet portal operations in the PRC. Subsequently, the operation of the trunk radio fleet management company, Mobile One Limited, has also suspended. These move have avoided further draining of cash resources of the Group to non-profitable operations. On the other hand, the telecommunications business in North America continued to record growth in operating income in the first half of the year despite the severe telecommunication operating environment.

於七月份，本集團決議通過委任陳葉馮企業顧問有限公司為獨立財務顧問，目的為與各銀行共同籌劃一債務管理方案，使本集團有充裕時間實行有秩序出售物業方案以舒解銀行債務。

In July, the Group has resolved to appoint CCIF Corporate Advisory Services Limited as an independent financial adviser for the purpose of working out with the banks a debt management proposal to allow time for the Group to perform an orderly property disposal program to unwind the loans incurred with the bank creditors.

展望

PROSPECT

董事在獨立財務顧問協助下繼續與本集團之貸款銀行商討有關債務管理之方案，其中包括逐步出售其物業資產之計劃。出售若干物業之安排現正進行，其中包括某些物業之招標活動，期望可於本年最後一季達成出售交易。董事亦準備出售一些非核心投資套現作本集團營運資金。

The Directors with the assistance of the independent financial adviser is continuing discussion with the Group's bank creditors in respect of the debt management proposal which includes a plan to gradually dispose of its property assets. Disposal schemes on certain properties including some property tender exercises are now in progress and it is envisaged to see conclusion of the disposal transactions in the last quarter of the year. The Directors also prepare to dispose of those non-core investment assets to replenish cash for the Group's working capital.

董事正探討為本公司引進新股東之可能性，為本公司帶來新資金，有利集團之業務拓展和清還銀行貸款及利息。

The Directors are exploring opportunity to invite new investors to bring in new capital to the Company for the Group's future business development and repayment of the bank debts and interest.

管理討論及分析

流動資金及財務資源

於二零零一年六月三十日，本集團之總負債約為16億4,900萬港元。於本期間，本集團已加快出售其物業以減低銀行債務。上述物業出售方案已將二零零零年十二月三十一日之總銀行負債由約16億1,200萬港元減少至二零零一年六月三十日之約13億9,700萬港元及二零零一年八月三十一日之約13億5,500萬港元。於二零零一年六月三十日，本集團以總銀行債項除以總資產之資產負債比率約為65%。

銀行貸款主要以港元計算，有小部分則以美元為貨幣單位。因外匯風險沒有對本集團造成重大威脅，固本集團並無進行任何對沖交易。

於二零零一年六月三十日之銀行結存及現金約為982萬港元。本集團於本期間之營運資金主要來源為出售資產之收入及租金收入。

資本結構

本期間之資本結構與最近期公佈之年報中所載資料相比並無重大轉變。

資產抵押

本集團已將其賬面總值合共約20億2,600萬港元之物業抵押，作為銀行透支及貸款之擔保。特別在目前國際和平環境受到巨大衝擊之情況下，若物業被強制出售，將會影響集團物業組合之整體市值。

MANAGEMENT DISCUSSION & ANALYSIS

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2001, the Group's total liabilities were approximately HK$1,649 million. During the period, the Group has expedited the disposal of its properties in a bid to reduce its bank debts. The property disposal exercise mentioned above had reduced the total bank indebtedness from approximately HK$1,612 million as at 31 December 2000 to approximately HK$1,397 million as at 30 June 2001 and approximately HK$1,355 million as at 31 August 2001. As at 30 June 2001, the gearing ratio of the Group, calculated as total bank debts divided by total assets, was approximately 65%.

The bank borrowings are mainly made in Hong Kong Dollars with a minority portion denominated in United States Dollars. Foreign exchange exposure did not pose a significant risk to the Group thus no hedging transaction was entered into.

Cash at bank and on hand as at 30 June 2001 was HK$9.82 million. Working capital of the Group was mainly sourced from proceeds from the disposal of assets and rental income during the period.

CAPITAL STRUCTURE

There had been no material change in capital structure of the Group from the information in the latest published annual report.

PLEDGES OF ASSETS

The Group has pledged its properties with an aggregate book value of HK$2,026 million to secure bank overdrafts and loans. However, force sale of the properties, especially under the current volatile market situation with international peace in hazard, will impair the market value of the Group's property portfolio as a whole.

僱員

於二零零一年六月三十日，本集團於香港、北美洲及中國之僱員數目約共390人。本集團繼續以合理之薪津福利回饋員工，其中包括醫療保險、退休福利及僱員購股權計劃。本期間之僱員政策及福利與最近期公佈之年報中所載資料相比並無重大轉變。

EMPLOYEES

As at 30 June 2001, the total number of employees of the Group was approximately 390 located in Hong Kong, North America and the PRC. The Group continues to reward its staff with a reasonable remuneration package which includes medical insurance, retirement benefit and an employee share option scheme. There is no material change to the staff policy and benefits as compared to the information in the latest published annual report.

其他資料

OTHER INFORMATION

董事權益

於二零零一年六月三十日，根據本公司遵照證券(披露權益)條例(「披露權益條例」)第29條規定所保存之登記冊或根據上市公司董事進行證券交易標準守則所要求須向本公司及聯交所發出之通知，本公司各董事擁有本公司之股本權益如下：

DIRECTORS' INTERESTS

As at 30 June 2001, the interests of the Directors in the share capital of the Company or any associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) as recorded in the register required to be kept under Section 29 of SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(A) 股份權益

(A) Interests in shares

			股份數目 Number of shares held		
姓名	Name	附註 Notes	公司權益 Corporate Interests	個人權益 Personal Interests	總數 Total
黃坤	Wong Kwan	(1)	6,694,810,390	36,848,722	6,731,659,112
袁漢明	Yuen Hon Ming, Edwin	(2)	—	8,968,000	8,968,000
黃維熙	Wong Wai Hay	(2)	—	1,000,000	1,000,000

附註：

(1) 該等公司權益6,694,810,390股由 Charcon Assets Limited 持有，而黃坤先生乃 Charcon Assets Limited 之唯一董事及實益股東。個人權益36,848,722股則以黃坤先生本身之名義持有。

(2) 袁漢明先生及黃維熙先生以本身之名義分別持有上述數目股份之權益。

Notes:

(1) The Corporate Interests of 6,694,810,390 shares were held by Charcon Assets Limited, of which Mr Wong Kwan is the sole director and beneficial shareholder. The Personal Interests of 36,848,722 shares were held in the own name of Mr Wong Kwan; and

(2) Mr Yuen Hon Ming, Edwin and Mr Wong Wai Hay hold the interests of the respective number of shares stated above in their own names.

(B) 董事購買股份之權利

於二零零一年六月三十日，根據本公司遵照披露權益條例第29條規定所保存之登記冊，本公司各董事擁有本公司所授予之認股權如下：

(B) Directors' rights to acquire shares

As at 30 June, 2001, the interests of the Directors outstanding share options granted by the Company as recorded in the register required to be kept under Section 29 of the SDI Ordinance were as follows:

姓名	Name	授出日期 Date of grant	行使期 Exercise Period	每股認購價 Subscription price per share 港元 HK$	期初 Beginning of the period	期內授出數目 Granted during the period	期內失效數目 Lapsed during the period	期內行使數目 Exercised during the period	期終 End of the period
黃坤	Wong Kwan	31/12/1999	01/07/2000–30/06/2002	0.234	25,000,000	—	—	—	25,000,000
袁漢明	Yuen Hon Ming, Edwin	31/12/1999	01/07/2000–30/06/2002	0.234	12,000,000	—	—	—	12,000,000

(C) 其他

黃坤先生擁有本公司之全資附屬公司明珠興業有限公司每股面值100,000.00港元之無投票權遞延股份198股。

(C) Others

Mr Wong Kwan holds 198 non-voting deferred shares of par value HK$100,000.00 each in Pearl Glorious Investment Limited, a wholly-owned subsidiary of the Company.

除上述者外，於二零零一年六月三十日，各董事、主要行政人員及彼等各自之聯繫人士概無擁有本公司或任何聯營公司(按披露權益條例定義)之證券。

Save as disclosed above, as at 30 June 2001, none of the Directors, chief executives and their respective associates had any interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

主要股東

SUBSTANTIAL SHAREHOLDERS

於二零零一年六月三十日，本公司根據披露權益條例第16(1)條規定而置存之登記冊所記錄，下列公司(並非本公司之董事或行政總裁)擁有或被視為擁有本公司逾10%之已發行股本之權益：

As at 30 June 2001, the following entity (not being a director or chief executive of the Company) had or was deemed to have interests, being 10% or more in the issued share capital of the Company recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance.

姓名	Name	已發行股份數目 Number of issued shares	持股百分比 Percentage holding
Charcon Assets Limited	Charcon Assets Limited	6,694,810,390	49.89%

其他資料

除以上披露者外，於二零零一年六月三十日，本公司未有接獲須按披露權益條例第16(1)條予以記錄之任何權益之通知。

購買、贖回及出售上市證券

本公司或各附屬公司於截至二零零一年六月三十日止六個月期間內概無購買、贖回及出售本公司任何上市證券。

最佳應用守則

董事認為，除各非執行董事並無特定任期，惟須根據本公司之公司細則規定在股東週年大會上依章輪值退任及膺選連任所規限外，於本期間內，本公司已符合香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

審核委員會

審核委員會已與管理層一同審閱本集團採納之會計原則及慣例，並就內部控制及財務申報事宜進行討論，其中包括審閱本公司現公佈之截至二零零一年六月三十日止六個月之未經審核中期業績。

承董事會命
主席兼行政總裁
黃　坤

香港，二零零一年九月二十六日

網址：http://www.pearloriental.com.hk

OTHER INFORMATION

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at 30 June 2001.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2001.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has during the period complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions set out in the Company's Bye-laws.

AUDIT COMMITTEE

The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matte rs including review of the unaudited interim results for the six months ended 30 June 2001 of the Company presented herein.

By order of the Board
Wong Kwan
Chairman & Chief Executive

Hong Kong, 26 September 2001

website: http://www.pearloriental.com.hk